

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

June 1, 2005

via U.S. Mail
Floyd C. Wilson
President and Chief Executive Officer
Petrohawk Energy Corporation
1100 Louisiana, Suite 4400
Houston, TEXAS 77002

> **Re:** **Petrohawk Energy Corporation**
> **Form S-4**
> **Filed April 28, 2005**
> **File No. 333-124391**

Dear Mr. Wilson:

We have limited our review of the above filing to the requirements of Item 4 of Form S-4 and have the following comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. We may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-4

General

1. We note the filing of Forms S-3 File Nos. 333-124898 and 333-124899. Please note that resolution of the issues raised in this comment letter is a precondition to the effectiveness of this registration statement and any other pending registration statements.

Summary

2. Your question and answer section repeats a lot of the information provided in the summary. Please view the question and answer section and the summary as one section. Delete any redundant information.

3. Please disclose the time period anticipated between the vote and closing, particularly

since the amount of cash and/or the number of shares of Petrohawk common stock that stockholders will receive will be determined after the vote. Please also consider including a toll free number that shareholders can call before the polls close to find out the exchange ratio, calculated as of the most recent date then practicable.

4.   The disclosure on page 5 provides an example of consideration to be received that is based on a price point of $11.53, the closing price of Petrohawk common stock on April 1, 2005. Please revise to provide a prominent example of the number of shares and amount of cash to be issued based on the closing price of Petrohawk common stock as of the latest date practicable. Please also disclose that the actual amount of the consideration and number of shares to be issued may differ from the example given as of the latest practicable date, given that the cash consideration and number of shares will not be determined until immediately preceding the closing. You should provide a reasonable range of prices and shares to be issued in the table.

Comparison of Rights of Holders of Petrohawk and Mission Common Stock, page 99

5.   Please revise the disclosure regarding the relative rights of Mission versus Petrohawk shareholders that commences on page 99 of the prospectus. Rather than only delineate the respective provisions of each company's charter and by-laws, include disclosure that emphasizes the manner in which Mission shareholders' rights will be lessened or adversely impacted relative to the rights they currently enjoy, following the merger. In this regard, we note for example, there is no disclosure of the fact that shareholder nominations to the board of directors are permitted under Mission's bylaws yet there is no such provision in the bylaws of Petrohawk. Please review the provisions of the respective charters and by-laws of the companies and revise your disclosure accordingly.

6.   Please file all exhibits and other materials as soon as practicable. In this regard, we note that you have not filed the form of proxy cards and transmittal materials to be delivered to stockholders of Mission Resources, Inc. and Petrohawk Energy Corporation, or the certificate of incorporation of the Company. Please amend the filing accordingly.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Mellissa Campbell Duru, at (202) 551-3757, or in her absence, Tangela Richter, Legal Branch Chief, at (202)-551-3685.

Sincerely,

H. Roger Schwall
Assistant Director

cc: via facsimile
       Dallas Parker
       William T. Heller IV
       Thompson & Knight LLP
       (713) 654-1871 (facsimile)

M.Duru
T. Richter